UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 4)*
Under the Securities Exchange Act of 1934

INTREXON CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122T102
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

October 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122T102	Page 2 of 4

This Amendment No. 4 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015, by Amendment No. 2 dated May 31, 2016 and filed  June 2, 2016, and by Amendment No. 3 dated July 24, 2017 and filed July 26, 2017 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of Intrexon Corporation, a Virginia corporation (the “Company” or “Intrexon”).  Mr. Randal J. Kirk (“Mr. Kirk”), the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk (“RJ DOT”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”), Third Security Capital Partners V, LLC (“TSCP V”), a Delaware limited liability company that is managed by Third Security, Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), and NRM VI Holdings I, LLC, a Delaware limited liability company that is managed by an affiliate that is managed by Third Security (“NRM VI Holdings” and, together with Mr. Kirk, the RJ DOT, Third Security, TSCP V, and Kapital Joe, the “Reporting Persons”) are filing this Amendment to disclose the terms of a Preferred Stock Equity Facility Agreement entered into between the Company and Kapital Joe on October 16, 2017 (the “Agreement”).

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On October 16, 2017, Intrexon entered into the Agreement with Kapital Joe, pursuant to which Intrexon may, at its sole and exclusive option, issue and sell to Kapital Joe, from time to time, and Kapital Joe is required to purchase, up to $100 million of Intrexon’s Series A Redeemable Preferred Stock, no par value per share (the “Preferred Stock”), at a purchase price per share of Preferred Stock of $100.00, as may be adjusted for Preferred Stock splits and similar events (the “Preferred Stock Facility”).

The Preferred Stock will be non-voting, will accrue dividends of 8% per annum and, subject to limited exceptions, will be senior to the Common Stock, with respect to the rights to the payment of dividends and on parity with the Common Stock with respect to the distribution of assets in the event of any liquidation, dissolution or winding up or change of control of Intrexon. Intrexon has agreed to file an amendment to its articles of incorporation to establish the designation of the Preferred Stock.

The Preferred Stock will be convertible into shares of Common Stock following the approval of Intrexon’s shareholders, including a majority of the shares voted by shareholders unaffiliated with Mr. Kirk (the “Shareholder Approval”) and, to the extent applicable to Kapital Joe, approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The conversion price will be the 20-day volume-weighted average market price of the Common Stock as of market closing on the fifth business day prior to the mailing of the proxy statement soliciting the Shareholder Approval, subject to adjustment for certain stock splits and similar events. Intrexon has agreed to take all reasonable steps necessary to seek the Shareholder Approval on or before the date of its annual meeting of shareholders in 2019. The Preferred Stock will automatically convert after receipt of Shareholder Approval, subject to receiving any required regulatory approvals. In addition, prior to conversion, in the event of any voluntary or involuntary liquidation, dissolution or winding up or change of control of Intrexon, the holder of the Preferred Stock will be entitled to participate with the holders of the Common Stock on a pro rata, as-converted basis, based on a deemed conversion rate of $18.96, which was calculated using the 20-day volume-weighted average market price of the Common Stock as of market closing on October 13, 2017, subject to adjustment for certain stock splits and similar events.

CUSIP No. 46122T102	Page 3 of 4

The Preferred Stock is redeemable at the election of Intrexon at any time, or at the election of Kapital Joe after December 31, 2020.

The Preferred Stock Facility will expire on the earliest to occur of: (i) the date on which Kapital Joe has purchased shares of Preferred Stock in the aggregate amount of $100 million, (ii) April 30, 2019, (iii) the date of the Shareholder Approval and (iv) the mutual agreement of the parties.

The foregoing descriptions of the Agreement and the Preferred Stock are only summaries and are qualified in their entirety by reference to such Agreement and the terms of the Preferred Stock, which are filed as Exhibit 1 and Exhibit 2 hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Preferred Stock Equity Facility Agreement, dated October 16, 2017, by and between Kapital Joe, LLC and Intrexon Corporation (filed as Exhibit 10.1 to the Current Report on Form 8-K dated and filed October 16, 2017, and incorporated herein by reference).

Exhibit 2
Form of Articles of Amendment to the Amended and Restated Articles of Incorporation of Intrexon Corporation (filed as Exhibit A to Exhibit 10.1 to the Current Report on Form 8-K dated and filed October 16, 2017, and incorporated herein by reference).

Exhibit 3
Joint Filing Agreement, dated as of October 23, 2017, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.

CUSIP No. 46122T102	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 23, 2017

/s/ Randal J. Kirk
Randal J. Kirk

R.J. KIRK DECLARATION OF TRUST

By:	/s/ Randal J. Kirk
Randal J. Kirk
Trustee

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY CAPITAL PARTNERS V, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VI HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Preferred Stock Equity Facility Agreement, dated October 16, 2017, by and between Kapital Joe, LLC and Intrexon Corporation (filed as Exhibit 10.1 to the Current Report on Form 8-K dated and filed October 16, 2017, and incorporated herein by reference).

Exhibit 2
Form of Articles of Amendment to the Amended and Restated Articles of Incorporation of Intrexon Corporation (filed as Exhibit A to Exhibit 10.1 to the Current Report on Form 8-K dated and filed October 16, 2017, and incorporated herein by reference).

Exhibit 3
Joint Filing Agreement, dated as of October 23, 2017, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.